

December 29, 2010

Daniel M. McFadden
Interim Chief Financial Officer
Trump Entertainment Resorts, Inc.
15 South Pennsylvania Avenue
Atlantic City, NJ 08401

     Re: Trump Entertainment Resorts, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 19, 2010
              File No. 001-13794

Dear Mr. McFadden:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010

(6) Fresh-Start Reporting, page 19

1.   We note in your disclosure on page 20 that the reorganization value of the Company was estimated to be $459 million. Please reconcile this amount to the consolidated balance sheet of the Reorganized Company as of July 16, 2010, presented in the table on page 20.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486.

Sincerely,

Eric McPhee
Staff Accountant